SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

(212) 735-3000

Fax: (212) 735-2000

http://www.skadden.com

                    July 2, 2012

Ed Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: The Cushing Funds Trust (File Nos. 333-167481 and 811-22428)

Dear Mr. Bartz:

The Cushing Funds Trust (the “Trust”) has authorized us to make the following responses to your telephonic comments received on May 17, 2012 to Post-Effective Amendment No. 5 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-167481 and 811-22428) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2012, in connection with the registration of The Cushing Royalty Energy Income Fund (the “Fund”), a new series of the Trust. Your comments are set forth below in numbered paragraphs and our response follows each respective comment. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 7 to the Registration Statement, which will be filed via EDGAR on or about the date hereof.

PROSPECTUS COVER PAGE

1.      Please delete the following two sentences from the cover page: (i) “This Prospectus discusses The Cushing® Royalty Energy Income Fund (the “Fund”)”; and (ii) “The Fund is managed by Cushing® MLP Asset Management, LP (the “Investment Adviser”).”

The cover page has been revised as requested.

2.      Please delete the text “The Cushing Funds” and “A Swank Capital Fund Family” that accompanies the logo.

The Fund respectfully submits that the summary prospectus rules do not prohibit a fund from including its logo, including a logo with an accompanying word mark, on the cover

Ed Bartz

July 2, 2012

page of its summary prospectus. The Fund notes that most mutual fund groups include such a logo and word mark on the cover of each fund’s summary prospectus. Examples of logos and accompanying word marks found on summary prospectus cover pages that are similar to that of the Fund include those of American Funds (logo accompanied by word mark “American Funds The right choice for the long term”); PIMCO funds (logo accompanied by word mark “PIMCO A company of Allianz Global Investors”); DWS funds (logo accompanied by word mark “DWS Investments Deutsche Bank Group”); and Franklin funds (logo accompanied by word mark “Franklin Templeton Investments”). The Fund respectfully submits that it would be significant disadvantaged relative to its peers in marketing itself if it were precluded from using the standard Cushing Funds logo and required to use an alternate logo that did not incorporate the included word mark.

3.      Please delete the page immediately following the Prospectus cover page.

The page has been deleted as requested.

SUMMARY

Investment Objective

4.      The Fund’s investment objective appears inconsistently throughout the Prospectus. Please revise so the investment objective is disclosed consistently. Additionally, in accordance with the names rule, “current income” should be stated first in the Fund’s investment objective.

The disclosure has been revised as requested.

Fees and Expenses of the Fund

5.      Please disclose in the fee table the maximum contingent deferred sales charge of 1.00% applicable to Class A Shares.

The disclosure has been revised as requested.

6.      The wire transfer fees of $15 should be disclosed in the fee table.

The disclosure has been revised as requested.

7.      In accordance with Form N-1A, the management fees should be calculated based on net assets and not based on managed assets. Revise the table so that it is consistent with the requirements of Form N-1A or explain why the management fees as calculated are correct and compliant with Form N-1A.

The Fund confirms that the management fee of 1.35% set forth in the fee table has been calculated based on net assets. Under the terms of the Fund’s advisory agreement, the

Ed Bartz

July 2, 2012

Fund will pay its investment adviser a fee, payable at the end of each calendar month, at an annual rate equal to 1.35% of the average daily value of the Fund’s Managed Assets during such month. “Managed Assets” is defined in the advisory agreement and in the Prospectus as the total assets of the Fund, minus all accrued expenses incurred in the normal course of operations other than liabilities or obligations attributable to investment leverage, including, without limitation, investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), and/or (ii) the reinvestment of collateral received for securities loaned in accordance with the Fund’s investment objective and policies. While the Fund is permitted by its fundamental investment restrictions to use investment leverage to the maximum extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund has no present intention to utilize investment leverage. Therefore, in estimating the Fund’s fees and expenses for the first year of operations, “Managed Assets” (as defined in the advisory agreement) will equal net assets of the Fund. As a result, the advisory fee as a percentage of net assets will equal 1.35%. The Fund supplementally confirms that in the unlikely event that the Fund’s intentions with respect to the use of investment leverage were to change and the Fund were to use investment leverage during its first year of operations, the Fund would promptly supplement the prospectus with a revised fee table showing the advisory fee as a percentage of net assets after giving effect to such investment leverage.

8.      Please revise the line item related to distribution and service fees so that it reads “Distribution and/or Service (12b-1) Fees” in accordance with Form N-1A. Alternatively, please explain why the line item is correct as currently written.

The line item has been revised as requested.

9.      With respect to Footnote (a), please confirm that in future years of operation the Fund will disclose actual current and deferred tax expenses.

The Fund confirms that in future years of operation it will disclose actual current and deferred tax expenses.

10.    With respect to the fee waiver agreement, please update related disclosure to show that the fee waiver will be in effect for at least one year from the effective date of the Registration Statement. If pursuant to a written agreement, file the fee waiver agreement as an exhibit to the Registration Statement.

The Fund confirms that the fee waiver agreement will remain in effect for a period of at least one year from the effective date of the Registration Statement. The Fund confirms that the written agreement will be filed as an exhibit to the Registration Statement.

11.    In accordance with Form N-1A, the example following the Fees and Expenses table can be revised to show amounts for 1 Year and 3 Years only.

The disclosure has been revised as requested.

Ed Bartz

July 2, 2012

Principal Investment Strategies of the Fund

12.    Please revise disclosure under the heading “Principal Investment Strategies of the Fund” to focus on the Fund’s investment strategy as opposed to risk.

The disclosure has been revised as requested.

13.    Please revise the first paragraph in this section to provide that the Fund’s 80% policy will include companies that are “principally engaged” in energy industries. Please also define “principally engaged.”

The disclosure has been revised as requested.

Principal Risks of Investing in the Fund

14.    In general, please consider condensing this section by summarizing some of the risk factors or by moving them to the Additional Information About the Investment Strategies and Related Risks of the Fund section of the Prospectus.

The noted section has been condensed and certain risk factors have been summarized.

15.    Add a concentration risk factor to this section.

A concentration risk factor has been added to this section.

16.    Review and revise the risk disclosure in the Summary Prospectus and the body of the Prospectus so that each risk factor disclosed as principal risk of the Fund is summarized in the Summary Prospectus.

The disclosure has been revised as requested.

Portfolio Managers

17.    Please revise this section to say that the portfolio managers have served in such capacity since the Fund’s inception.

The disclosure has been revised as requested.

Purchase and Sale of Fund Shares

18.    Please disclose the minimum subsequent investment for all classes of shares.

The disclosure has been revised as requested.

Ed Bartz

July 2, 2012

Tax Information

19.    Please further summarize this section if possible.

The Fund has reviewed the disclosure under “Tax Information” and concluded that the disclosure already summarizes extensive disclosure regarding U.S. federal income tax matters set forth elsewhere in the prospectus. Particularly in light of the Fund’s status as a regular corporation instead of a regulated investment company for tax purposes, the Fund respectfully submits that any further abbreviation of this section would not result in clear and meaningful information to assist investors in understanding the tax consequences of investing in the Fund.

ADDITIONAL INFORMATION ABOUT THE INVESTMENT STRATEGIES AND RELATED RISKS OF THE FUND

Investment Objective

20.    Disclose under the heading “Investment Objective” that the investment objective of the Fund is not fundamental and may be changed without shareholder approval.

The disclosure has been revised as requested.

Other Investments and Strategies of the Fund

21.    Move disclosure regarding the Fund’s investments in debt securities to the principal strategy section. Accordingly, please discuss this strategy in the summary section of the Prospectus and within the summary risk factors. Discuss any maturity policies or credit quality policies of the Fund.

The disclosure has been revised as requested.

22.    Please explain supplementally how derivative instruments are valued for purposes of the 80% test and confirm that notional value will not be used for such test.

To the extent that the Fund enters into derivative instruments that have economic characteristics similar to an investment in Energy Trusts, MLPs and other Energy Companies, the Fund may, consistent with applicable interpretations of the Staff of the SEC, include those derivative instruments in calculating the 80% test. In calculating the 80% test, derivatives instruments will be included at their fair value, as determined in accordance with the Fund’s valuation policies and procedures adopted by the Board of Trustees of the Trust. To the extent the notional value of a derivative instrument exceeds its fair value, the notional value will not be included for purposes of calculating the 80% test.

Ed Bartz

July 2, 2012

Additional Risks of Investing in the Fund

23.    Please consider whether Small-Cap and Mid-Cap Company Risk should be a principal risk and revise accordingly or explain why it is not a principal risk.

The disclosure has been revised as requested.

24.    Add a statement in the risk factors that below investment grade debt securities are commonly referred to as “junk bonds.”

The Fund respectfully refers you to the sections “Summary – Principal Investment Strategies of the Fund” and “Additional information About the Investment Strategies and Related Risks of the Fund – Principal Investment Strategies” where such debt securities are described as “high-yield” securities or “junk bonds.”

25.    Within Regulatory Risks, please update disclosure related to the rules amendments under the Commodity Exchange Act adopted by the CFTC to reflect the current status of the rules.

The disclosure has been revised as requested.

FUND EXPENSES

26.    Please revise this section to say that the Fund, and therefore the shareholders of the Fund, pay all of the Fund’s expenses.

The disclosure has been revised as requested.

MARKET TIMING AND ABUSIVE-TRADING ACTIVITY POLICY

27.    In accordance with Item 11(e) of Form N-1A, state whether or not the Fund’s board of trustees has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders. If the Fund’s board of trustees has not adopted any such policies and procedures, provide a statement of the specific basis for the view of the board that it is appropriate for the Fund not to have such policies and procedures. If the Fund’s board of trustees has adopted any such policies and procedures, describe those policies and procedures as set forth in Item 11(e)(4).

The disclosure has been revised as requested.

Ed Bartz

July 2, 2012

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The Trust, on behalf of the Fund, acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Trust may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (212) 735-3805 or Veronica Castillo at (212) 735-3859.

Sincerely,

Philip H. Harris